UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20459

                                 SCHEDULE TO-I/A

                             TENDER OFFER STATEMENT
                    UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                               DYNEX CAPITAL, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                          DYNEX CAPITAL, INC. (OFFEROR)
 (NAME OF FILING PERSON (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER PERSON))

               SERIES A PREFERRED STOCK, PAR VALUE $0.01 PER SHARE SERIES B PREFERRED STOCK, PAR VALUE $0.01 PER SHARE SERIES C PREFERRED STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  (26817Q 20 9)
                   (CUSIP NUMBER OF SERIES A PREFERRED STOCK)
                                  (26817Q 30 8)
                   (CUSIP NUMBER OF SERIES B PREFERRED STOCK)
                                  (26817Q 40 7)
                   (CUSIP NUMBER OF SERIES C PREFERRED STOCK)

                           THOMAS H. POTTS, PRESIDENT
                               DYNEX CAPITAL, INC.
                            4551 COX ROAD, SUITE 300
                           GLEN ALLEN, VIRGINIA 23060
                                 (804) 217-5800

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
          RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSON
                              FILING THE STATEMENT)

                                    COPY TO:
                          ELIZABETH R. HUGHES, ESQUIRE
                         VENABLE, BAETJER & HOWARD, LLP
                         2010 CORPORATE RIDGE, SUITE 400
                                McLEAN, VA 22102
                                 (703) 760-1649

                            CALCULATION OF FILING FEE

TRANSACTION VALUATION:                      AMOUNT OF FILING FEE:
*$25,999,435                                .........**$5,200

*CALCULATED SOLELY FOR THE PURPOSE OF DETERMINING THE AMOUNT OF FILING FEE, ASSUMING THE PURCHASE OF 500,000 SHARES OF SERIES A PREFERRED STOCK AT THE TENDER OFFER PRICE OF $12.24 PER SHARE, THE PURCHASE OF 730,250 SHARES OF SERIES B PREFERRED STOCK AT THE TENDER OFFER PRICE OF $12.50 PER SHARE, AND THE PURCHASE OF 702,700 SHARES OF SERIES C PREFERRED STOCK AT THE TENDER OFFER PRICE OF $15.30 PER SHARE.

**THIS AMOUNT WAS PREVIOUSLY PAID IN CONNECTION WITH THE ORIGINAL FILING OF THIS SCHEDULE TO ON MAY 7, 2001.

        [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  $5,200              Form or Registration No.: 005-41043
Filing Party:  Dynex Capital, Inc.           Date Filed:  May 7, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [  ] third-party tender offer subject to Rule14d-1.

         [X] issuer tender offer subject to Rule 13e-4.

         [  ] going-private transaction subject to Rule13e-3.

         [  ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 7, 2001, and amended by Amendment No. 1 filed on May 9, 2001, relating to the offer by Dynex Capital, Inc. to purchase shares of its Series A preferred stock, Series B preferred stock, and Series C preferred stock all upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 7, 2001, as amended, and the related Letters of Transmittal. This Amendment No. 2 to the Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(A), (a)(1)(B)(i),
(a)(1)(B)(ii) and (a)(1)(B)(iii). The information in the Offer to Purchase and the related Letter of Transmittal, including all schedules and annexes thereto, are hereby expressly incorporated herein by reference in response to Items 1 through 11 of Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 1.  Summary Term Sheet

Item 1 of the Schedule TO is hereby amended and supplemented as follows:

The Sentence set forth next to the question "Will I be paid any dividends?" is deleted in its entirety and replaced with the following:

"Except with respect to the July 20 Dividend, you will not receive any dividends with respect to the shares that are tendered, including dividends accumulated to date, which will be cancelled."

Item 2.  Subject Company Information.

Item 7 of the Schedule TO is hereby amended and supplemented as follows:

The second sentence of the last paragraph of Section 7 ("Price Range of Preferred Stock; Dividends") is hereby deleted in its entirety and replaced with the following:

"Except for the July 20 Dividend, Dynex has not declared any other dividend on any shares of its Preferred Stock since that time."

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented as follows:

The last paragraph of the cover page of the Offer to Purchase and the penultimate paragraph on the first page of the introduction to the Offer to Purchase are deleted in their entirety and are each replaced with the following two paragraphs:

"On May 22, 2001, Dynex declared dividends on its Preferred Stock. Dynex will pay $0.2925 per share on the Series A Preferred Stock and Series B Preferred Stock and $0.3649 per share on its Series C Preferred Stock in respect to its accrued and unpaid dividends on such shares. The dividends will be payable to record holders as of June 8, 2001 and will be paid on July 20, 2001 (the "July 20 Dividend"). All holders of record of Preferred Stock will receive the applicable dividend regardless of whether or not their shares of Preferred Stock are tendered in connection with the Offer.

Except for the July 20 Dividend, Tendering Stockholders of Preferred Stock will not receive any dividends with respect to such shares, including dividends accumulated to date which will be cancelled. There can be no assurance that holders that do not tender their shares will receive any dividends in the future other than the July 20 Dividend."

The second sentence of the first paragraph on the first page of the introduction to the Offer to Purchase is deleted in its entirety and is replaced with the following

"Except with respect to the July 20 Dividend, tendering holders of Preferred Stock will not receive any dividends with respect to such shares, including dividends accumulated to date which will be cancelled."

The last paragraph of Section 6 ("Certain Conditions to the Offer") of the Offer to Purchase is hereby amended and supplemented to include the following sentence:

"All conditions to the Offer, other than receipt of necessary government approvals, will be satisfied or waived prior to the Expiration Date."

Item 11. Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

In connection with the disclosure in the first paragraph of Section 10 ("Certain Information About Dynex"), Dynex hereby confirms that the safe harbor for forward-looking statements under the Private Securities Litigation Reform Act of 1995 does not extend to a forward-looking statement that is made in connection with a tender offer, including the Offer.

     On May 4, 2001, ACA Financial Guaranty Corporation ("ACA") commenced an action seeking injunctive relief as well as money damages based on its claims of fraudulent conveyance and breach of contract against Dynex Capital, Inc. in the United States District Court for Southern District of New York (Civil Action No. 01 Civ-3822). The complaint challenges, among other things, the validity of the March 30, 2001 Supplemental Indenture to the 1997 Senior Note Indenture as amended ("1997 Indenture") pursuant to which in 1997 Dynex issued its 7.875% Senior Notes due July 2002. In particular, the complaint challenges the validity, among other things, of the Supplemental Indenture and the related amendment to certain restrictive covenants in the Indenture to allow for certain distributions to holders of Dynex equity securities, including the Preferred Stock. ACA seeks to enjoin this tender offer. The Court heard arguments on ACA's Motion for Preliminary Injunction prohibiting the Company from completing the tender offer on May 18, 2001. Presently, the parties await the Court's decision.

     The Company is vigorously opposing the above action which the Company believes is without merit. The Company believes that ACA lacks standing to bring such action, as ACA is not a party to the 1997 Indenture (as amended) and Dynex is not a party to any insurance contract issued by ACA. ACA, as insurer, has entered into a Secondary Market Insurance Policy effective May 19, 1998 with First Trust of New York, N.A. insuring full repayment to holders of $25 million of the July 2002 Senior Notes. Should the Court issue a preliminary injunction, the Company would expect to appeal such a ruling. The offer would be suspended until such time as the injunction would be lifted. To the extent tendered shares are not purchased on or before July 3, 2001 for any reason, any holder may withdraw its tendered shares after July 3, 2001.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    DYNEX CAPITAL, INC.


                                    By:  /s/ Thomas H. Potts
                                    --------------------------------------------
                                    .........Thomas H. Potts
                                    .........President

Dated: May 25, 2001

INDEX TO EXHIBITS

EXHIBIT
NUMBER            DESCRIPTION

(a)(1)(A)         Offer to Purchase dated May 7, 2001.*

(a)(1)(B)(i)      Series A Preferred Stock Letter of Transmittal.*

(a)(1)(B)(ii)     Series B Preferred Stock Letter of Transmittal.*

(a)(1)(B)(iii)    Series C Preferred Stock Letter of Transmittal.*

(a)(1)(C)         Notice of Guaranteed Delivery.*

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees May 7, 2001.*

(a)(1)(E) Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees dated May 7, 2001.*

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G) Press Release (incorporated by reference to Dynex Capital, Inc. Schedule TO filed with the Securities and Exchange Commission on April 30, 2001).*

(a)(2)-(5)        Not applicable.*

(b)               Not applicable.*

(d)               Not applicable.*

(e)               Not applicable.*

(g)               Not Applicable.*

*  Previously filed on Schedule TO